Exhibit 99.1

ProQR Announces Year End 2025 Operating and Financial Results

•	Advancing AX-0810 through ongoing Phase 1 dosing, with target engagement data expected 1H 2026
•	Selected Development Candidates AX-2402 for Rett syndrome (MECP2, R270X) and AX-2911 for MASH (PNPLA3)
•	Ended 2025 with € 92.4 million cash and cash equivalents and achieved $4.5 million in Eli Lilly collaboration milestones in 2025, supporting runway into mid-2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., March 12, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the year ended December 31, 2025, and provided a business update.

“2025 was a year of meaningful clinical progress for ProQR as we advanced AX-0810 for Cholestatic Diseases into a Phase 1 trial and continued to expand the reach of our Axiomer RNA editing platform and pipeline,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “With target engagement data for AX-0810 expected in the first half of 2026, we are approaching an important milestone for the Company and an important step toward bringing a new treatment closer to patients with cholestatic diseases.”

De Boer continued, “In parallel to advancing AX-0810, we strengthened our pipeline with the selection of Development Candidates for AX-2402 in Rett syndrome and AX-2911 in MASH, and continued to advance our collaboration with Lilly, achieving $4.5 million in milestones during the year. As we enter 2026, our focus remains on delivering the AX-0810 target engagement data in the first half the year and advancing our innovative RNA editing therapies for patients with significant unmet need.”

Recent Progress and Anticipated Upcoming Events

AX-0810 – Phase 1 Progress and Upcoming Target Engagement Data

AX-0810 uses Axiomer’s ability to modulate protein function by editing NTCP RNA for the treatment of cholestatic diseases, such as primary sclerosing cholangitis (PSC) and biliary atresia.

•	AX-0810 is in a Phase 1 multiple-dose escalation study ongoing in healthy volunteers in the Netherlands.

•	ProQR reported encouraging initial 4-week safety and pharmacokinetic data from the first cohort of healthy volunteers.
•	Target engagement data in healthy volunteer cohorts is on track for the first half of 2026.
•	Preparations are underway to include a PSC patient cohort in the ongoing Phase 1 trial, following completion of healthy volunteer cohorts.

Advancing the Broader Axiomer Pipeline

AX-2402 applies Axiomer RNA editing to correct disease-causing mutations, targeting the R270X nonsense mutation in MECP2 to restore normal protein function for the treatment of Rett syndrome.

•	The Company has selected a Development Candidate based on a robust preclinical profile. Non-clinical proof-of-concept data demonstrated statistically significant and clinically relevant functional improvements in a Rett syndrome mouse model. These effects included improvement in cumulative Bird score, driven in part by robust improvements in hindlimb clasping score.
•	Development activities are underway with the objective to initiate first-in-human clinical testing in the first half of 2027.
•	Development of AX-2402 is supported by funding of up to $9.2 million from the Rett Syndrome Research Trust.

AX-2911 leverages Axiomer’s ability to modulate protein activity by editing the I148M mutation in PNPLA3, the strongest known genetic risk factor for fatty liver disease. AX-2911 is positioned as a potentially disease-modifying approach for genetically defined MASH populations.

•	A Development Candidate was selected following strong preclinical proof-of-concept data demonstrating >80% reduction in hepatic fat content in a humanized PNPLA3-148M mouse model in head-to-head comparison studies.

Strategic Collaboration with Eli Lilly

ProQR’s collaboration with Eli Lilly and Company (Lilly) continued to progress in 2025, resulting in $4.5 million in milestones achieved during the year. The Company expects continued execution under the partnership in 2026, including potential data updates and additional milestone payments.

Planned Changes to Board Composition

In February, the Company announced planned changes to its Board composition.

•	Dinko Valerio, co-founder of the Company, and Alison Lawton will rotate off the Board at the Company’s next Annual General Meeting as their terms conclude.
•	An executive search firm has been engaged to identify new Board candidates aligned with ProQR’s continued clinical-stage evolution and long-term strategy.

Summary of Anticipated Upcoming Milestones

•	Report AX-0810 Phase 1 target engagement data in healthy volunteers (1H 2026)
•	Initiate patient cohort in AX-0810 Phase 1 trial following healthy volunteers
•	Advance AX-2402 for Rett syndrome to first-in-human study (1H 2027)
•	Disclose additional preclinical data across earlier-stage programs
•	Continue to execute on Lilly collaboration, with potential data updates and milestone payments

Financial Highlights

At December 31, 2025, ProQR held cash and cash equivalents of approximately € 92.4 million, compared to € 149.4 million at December 31, 2024.

Net cash used in operating activities during the full year ended December 31, 2025 was € 52.8 million, compared to € 36.4 million used for the same period in 2024. During 2025, the Company achieved certain milestones in the collaboration agreement with Lilly amounting to $4.5 million (~€ 3.9 million).

Research and development (R&D) costs for the year ended December 31, 2025 were € 44.7 million, compared to € 36.4 million for the same period last year.

General and administrative costs for the year ended December 31, 2025 were € 15.1 million, compared to € 13.7 million for the same period in 2024.

Net loss for the year ended December 31, 2025 was € 42.2 million, or € 0.40 per diluted share, compared to € 27.8 million, or € 0.32 per diluted share, for the year ended December 31, 2024.

For further financial information for the period ended December 31, 2025, please refer to our 2025 Annual Report on Form 20-F and our Statutory Annual Report, which will be available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; the ongoing Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the anticipated timing of initial Phase 1 target engagement data from the first cohort of healthy volunteers in the first half of 2026, our ability to recruit for and complete a Phase 1 clinical trial for AX-0810 in healthy volunteers, and our expectations regarding initiation of the planned PSC patient cohort following completion of healthy volunteer cohorts; our expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development; the potential of our technologies and product candidates; the anticipated advancement of AX-2402 for Rett syndrome to first-in-human study in the first half of 2027; the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment; our ability to selectively form new partnerships and enter into future collaborations; our financial position and cash-runway, and the anticipated changes to our Board composition. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
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LifeSci Advisors
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